Mail Stop 6010

October 9, 2007

Steven L. Basta
Chief Executive Officer
BioForm Medical, Inc.
1875 So. Grant Street, Suite 110
San Mateo, California 94402

> **Re:** **BioForm Medical, Inc.**
> **Registration Statement on Form S-1, Amendment 1**
> **Filed September 24, 2007**
> **File No. 333-145584**

Dear Mr. Basta:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1

Summary, page 1

1. We note the revisions pursuant to comments 9 and 14. Since you now state that other current or future products may claim some of the same benefits Radiesse provides, please revise the "BioForm Solution" heading on page 3 so that it makes clear that the "Solution[s]" are not exclusive to BioForm's product. Also, please clarify whether the perceived advantages to which you are referring relate to current, future, or both current and future products and also clarify the specific

types of advantages that these products entail. Similarly revise the corresponding disclosure on page 48 of the Business section.

Use of Proceeds, page 24

2. We note the revisions pursuant to comment 28.

   - The second, third, and fourth bullet points identify only BioGlue and Radiesse as products that you plan to use the proceeds on. Please confirm in your response letter that you do not currently plan to use the proceeds on any other products. If you do plan to use the proceeds on other products, identify the products in your filing, and identify the development activities you plan to pursue and the anticipated amount of proceeds for each activity.
   - Please clarify in the third bullet point whether you anticipate that the funds from this offering will be sufficient to complete the pivotal study. If they will not be, state the expected source of the additional funds that will be required.

Management's Discussion and Analysis or Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 38

Stock-Based Compensation Expense, pages 38 - 41

3. We acknowledge the additional disclosure added in response to comment 33. Your method of averaging the values determined by the income approach and the market approach does not appear to be an acceptable method of determining your enterprise value. You may consider both approaches to corroborate each other, but averaging two different methods does not appear appropriate. The selection of the most appropriate method should include consideration of factors such as history, nature, stage of development of the enterprise, the nature of its assets and liabilities, the company's capital structure and other pertinent factors. If the enterprise value is significantly different with the two methods considered, explain why you believe the method chosen is appropriate. Please revise your disclosures to identify and describe in more detail the methods considered and the method ultimately selected to determine the enterprise value and the reason the method chosen is the most appropriate.

4. Refer to your response to comment 34. Please file the consent of the valuation specialist prior to going effective.

5. Disclose the significant assumptions used by the method used in determining the fair value of the enterprise for each valuation date. For example, if using the market approach and different facts and circumstances existed at different valuation dates, discuss how your comparables changed and if your comparables

stayed the same, clarify why. Discuss why the comparables are considered comparable at each valuation date addressing entity size, stage of development, collaborations, product indications, etc. If using the income approach, discuss forecasted cash flows, their respective probabilities, risk adjustments to expected cash flow, the growth rate implicit within the terminal value, and the discount rate, etc. Explain why you believe your assumptions are appropriate. Disclose any other factors or assumptions in determining your enterprise value, including those used in allocating the fair value between common and preferred stock.

6. When an IPO price has been set, please disclose each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price. In addition, refer to comment 35. Please continue to update your table on page 37 for any grants or equity issuances up until the time of effectiveness of your registration statement.

Our Products, page 50

7. We note your response to comment 36. To clarify the extent to which you rely or do not rely upon the Radiesse Voice and Voice Gel products, please either disclose the amount of revenue attributable to these products for the last fiscal year or state that the revenues attributable to these products are immaterial in amount.

Nasolabial Fold Clinical Trial, page 52

8. We note the revisions pursuant to comment 37. We reissue the comment because the revised disclosure does not appear to provide the information requested by the comment. Please provide the FDA's rationale for and the circumstances related to requiring a post-marketing study of Radiesse in people of color.

Competition, page 56

9. Please explain why you do not include Artes Medical, Inc. in the list of competitors on page 57. Considering that you license technology from Artes because of a patent infringement dispute and the fact that Artes sells filler products, they would appear to be a competitor.

Acquired and In-Licensed Rights, page 59

10. We note your response to comment 39, and we reissue the comment in part.

- The agreements with Kreussler, Cryolife, and Bristol Myers-Squibb appear to be material because the technologies you obtained through these agreements appear to be material to your business. Please file these three agreements as

exhibits to your registration statement. If you do not believe they are required
to be filed, please provide a detailed analysis based on Item 601(b)(10) of
Regulation S-K supporting your position.

- Although we note the brief discussion of the agreements with Kreussler and
Cryolife on pages 30-31 of the MD&A section, you should provide a more
complete discussion of these agreements' material terms in the Business
section. The discussion for each agreement should include all of the
provisions identified in prior comment 39. It should also state, as stated in
prior comment 21, which party has the obligation to protect patents covered
by the agreements and whether the other party has the right to take action to
protect the patents.
- Please state when your royalty obligations to Bristol-Myers Squibb expire.

Artes Medical Settlement Agreement, page 59

11. We note your response to comment 42, and we reissue the comment because we
are unable to locate responsive disclosure in this section. Please disclose all the
products that you sell commercially or that you or your collaborators are
developing that use CaHA particles.

Pre-market Approval Pathway, page 61

12. We note your revisions pursuant to comment 45. Please further revise the
description of the PMA process so it is more detailed and specific regarding the
clinical trials a device must undergo. For example, you state on pages 2 and 44
that BioGlue is "currently in early stage human trials," but we are unable to locate
this stage of development in the description on page 61. Please ensure it is clear
exactly where BioGlue currently stands in the development process and which
steps it still needs to complete prior to being commercialized.

Compensation Discussion and Analysis

Bonus Program, page 74

13. We note your response to comment 48. The revenue targets upon which Messrs.
De Lange's and Holmes' bonuses were based in 2007 and will be based in 2008
appear to be material. Also, based upon the argument you presented in response
to our comment, it does not appear that disclosure of these target levels would
cause competitive harm to the extent contemplated by Instruction 4 to Item
402(b)(4) of Regulation S-K. Please disclose these targets. See "Staff
Observations in the Review of Executive Compensation Disclosure" at
http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

14. We note your response to comment 49. Please disclose the fiscal 2007 and 2008 targets for "U.S. and international sales of Radiesse." Based upon the argument you presented in response to our comment, it does not appear that disclosure of these target levels would cause competitive harm to the extent contemplated by Instruction 4 to Item 402(b)(4) of Regulation S-K.

Employment Agreements, page 80

15. We note the revisions pursuant to comment 50. We reissue the comment in part because we are unable to locate new disclosure addressing the second and third sentences of the comment. Please revise the CD&A to discuss how the employment arrangements fit into your overall compensation objectives and affect the decisions you made regarding other compensation elements. Finally, provide an analysis explaining why you structured the terms and payment levels of these arrangements as you have.

Related Party Transactions, page 88

16. We note your response to comment 51. It appears the contracts underlying the November 2005, June/July 2006, and May 2007 stock sales are required to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K. Please file them or provide a detailed analysis explaining why you do not believe they are required to be filed.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 7. Stock Based Compensation, page F-22

Stock Options Granted to Non-employees, page F-25

17. Please refer to your response to comment 60. Update your filing to clarify how you determined your volatility for each year presented. For stock options granted in fiscal year 2007 it is still not clear why the volatility rate used is significantly lower than most other companies' that have recently gone public. Please provide additional support clarifying the adequacy of the 45% volatility rate used. In order to help us evaluate your analysis, include the names of the companies that you used as comparables. In addition, revise your disclosures to include all of the disclosures required by paragraph A240(e)(2)(b) of SFAS 123(r).

Note 6. Convertible Preferred Stock, F-19

Series A and B Convertible Participating Preferred Stock, page F-19

18. We will continue to evaluate your response to comment 58 regarding the existence of a beneficial conversion feature until an IPO price has been set, particularly with respect to the Series E convertible preferred stock issued in March 2007.

*　　*　　*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ibolya Ignat at (202) 551-3656 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Belliston at (202) 551-3861 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: David J. Saul
        Adrian M. Rich
        Wilson Sonsini Goodrich & Rosati, Professional Corporation
        650 Page Mill Road
        Palo Alto, California 94304